Exhibit 21.1

SUBSIDIARIES OF HIGHER ONE HOLDINGS, INC.

Subsidiary	Jurisdiction of Incorporation
Higher One, Inc.(1)	Delaware
Higher One Payments, Inc.(2)	California
Higher One Machines, Inc.(2)	Delaware
Higher One Real Estate, Inc. (2)	Delaware
Higher One Real Estate SP, LLC (3)	Delaware

(1)	100% owned by Higher One Holdings, Inc.
(2)	100% owned by Higher One, Inc.
(3)	100% owned by Higher One Real Estate, Inc.